Exhibit 12.1

City Telecom (H.K.) Limited

Statement Re: Computation of Ratios

Computation of ratio of earnings to fixed charges

	2000	2001	2002	2003	2004
	HK$	HK$	HK$	HK$	HK$
HKGAAP	(Amounts in thousands, except ratio of earnings to fixed charges)

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	93,084	70,401	97,813	278,212	51,593
Fixed charges
Interest expenses and amortisation of capitalized interests expenses	6,228	4,542	3,504	601	240

Total earnings for computation of ratio	99,312	74,943	101,317	278,813	51,833
Fixed charges
Interest expenses	6,228	4,542	3,504	601	175
Capitalized interest expenses	—	—	—	—	3,053

Total fixed charges for computation of ratio	6,228	4,542	3,504	601	3,228
Ratio of earnings to fixed charges	16.0	16.5	28.9	463.9	16.1

Computation of pro forma ratio of earnings to fixed charges for fiscal 2004 after adjustment for issuance of notes
Total earnings for computation of ratio, as above					51,833
Fixed charges, as above					3,228
Adjustments:
Reduction in interest expenses on the HK$100 million loan outstanding as at August 31, 2004					(3,053)
Estimated increase in interest expenses of HK$100 million of the proceeds from this offering					5,833

Total pro forma fixed charges					6,008
Pro forma ratio of earnings to fixed charges					8.6